December 5, 2006

Faxed to: 202-772-9368

Ms. April Sifford,

Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street North East

Mailstop 7010

Washington, DC 20549-7010

RE:	Battle Mountain Gold Corp. (“Registrant”)

Form 10-KSB for Fiscal Year Ended December 31, 2005 Filed March 30, 2006

Form 10-KSB/A for Fiscal Year Ended December 31, 2005 Filed April 10, 2006

Form 10-KSB/A for Fiscal Year Ended December 31, 2005 Filed July 21, 2006

Response letter dated September 12th, 2006

Form 10-KSB/A for Fiscal Year Ended December 31, 2005 Filed October 3, 2006

Response letter dated October 2, 2006

Response letter dated October 26, 2006

Form SB-2/A filed December 5, 2006

Form 10Q/A for the period ended June 30th, 2006 filed December 5, 2006

SEC File Number 0-50399

Dear Ms. Sifford:

In response to your comment letter of October 26, 2006, the Company respectfully submits the following responses to your enumerated paragraphs.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2005

Note 11. Stock Option Plan, page F-17

1.

In determining the fair value of the options granted during fiscal 2004 the Company used the Black-Scholes model, as noted in the previously submitted response. Prior to accounting for the other substantive characteristics of the options granted, the fair market value of the options was estimated to be $98,300 of which $8,847 of compensation cost would have been recognized as of December 31, 2004, which is clearly immaterial to the financial statements.

To further gain comfort with the estimated fair value, and resulting compensation expense recognition at December 31, 2004, the Company’s management evaluated the other substantive characteristics that may or may not have affected the estimated fair value of the options at the measurement date. The following factor was specifically included in this evaluation:

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Subsequent to the initial vesting date, the shares underlying the options would not have been convertible into free trading shares as the shares were not registered pursuant to a Form S-8 registration statement or an SB-2 registration, and therefore, restricted stock as defined by paragraph 18 of SFAS 123.

Paragraph 17 of SFAS 123 states that “Restrictions that continue in effect after employees have earned the rights to benefit from their instruments, such as the inability to transfer vested employee stock options to third parties, affect the value the instruments actually issued and therefore are reflected in estimating their fair value”. In accordance with this paragraph, management qualitatively determined the estimated fair value of the granted options would be further reduced resulting in a reduction to the recognized compensation cost as of December 31, 2004.

While the Company’s management did not quantitatively determine the discount as allowed by Paragraph 17 of SFAS 123, they did determine the resulting estimated discount would further reduce the immaterial estimated compensation cost to be recognized as of December 31, 2004.

The Company did not employ similar discounting factors in the estimated fair value calculation and resulting compensation cost recognition in its 2005 and 2006 financial statements due to the substantive characteristics of the options issued and / or modified were significantly different.

2.

The Company uses a lattice pricing model to estimate the value of its employee stock options. The Company used the Black-Scholes model for 2004. In 2005, as a result of the modifications to previously existing awards and additional awards, as well as other substantive characteristics of the options, the Company’s management determined the lattice pricing model provided a better fair value measurement than the Black-Scholes model.

In determining the lattice model provided a better fair value measurement for its employee stock options required by SFAS 123 (as revised in 123R), the Company reviewed SAB 107, specifically Interpretive Response to Question 2 related to Section C, Valuation Methods (Note: At the time the Company implemented 123 not 123R; however, the differences between 123 and 123R did not affect the Company’s outstanding awards, or awards issued during the year). Management concluded the lattice model better met the fair value measurement objective in that (a) is applied in a manner consistent with the fair value measurement objective and other requirements of SFAS 123 (as revised in 123R), (b) is based on established principles of financial economic theory and generally applied in that field and (c) reflects all substantive characteristics of the options.

Further, as noted in the SAB 107 Interpretive Response to Question 3 related to Valuation Methods, it states the Company may change its valuation model as long as the new model meets the fair value measurement objective in SFAS 123 (as revised in 123R) as described in question 2, the staff would not object to company changing its valuation model.

Additionally, management’s determination was not affected by any potential reductions in the estimated fair value, and resulting recognized compensation expenses, caused by a change from Black-Scholes to the lattice model. In addition, the change was insignificant based on the 2004 compensation expense being immaterial, regardless of the model used.

Finally, based on the lattice model providing a better fair value measurement, no future changes in valuation model is expected; however, the basis for any future change in the model will be disclosed in the footnotes as deemed significant.

Controls and Procedures, Page 22

3.

The Company maintains disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the specified time periods. As of the end of the period covered by this report, the Company’s Chief Executive Officer and Chief Financial Officer evaluated, with the participation of the Company’s management, the effectiveness of the Company’s disclosure controls and procedures. The Company is continuing to develop and improve disclosure controls in order to eliminate previously identified weaknesses from early 2004. There were changes made in the Company’s internal disclosure procedures in the first quarter in order to significantly improve the disclosure controls as of the report date. In particular, the Company has made changes to its management team (a new CFO as of May 2006, and a new CEO as of March 2006) as well as the addition of two new independent board members, as of July, 2006. Also, the Company has established an Audit Committee and Governance Committee, made up of qualified independent directors.

Based on the evaluation, which disclosed no significant deficiencies or material weaknesses, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective as of December 31, 2005.

Form 10-QSB for the Fiscal Quarter Ended June 30, 2006

4.	The caption of Revenue has been changed to Royalty Revenue
5.

In determining the treatment of the bank charges of $832,864 related to securing the $4,000,000 bridge loan, the Company considered the guidance in Paragraph 16 of APB 21 “Issue costs should be reported in the balance sheet as deferred charges”, Statement of Financial Accounting Concepts No. 3, and the overall factors of the actual transaction.

The Company’s management noted that in accordance with APB 21, the issuance costs should be reported in the balance sheet as deferred charges. This treatment would have resulted in the Company recognizing an asset of $694,054 (net of amortization at June 30). The Company’s management also considered the following factors resulting in its conclusion that issue cost did not meet the definition of an asset (as noted by Concepts No. 3, also recognizing Concepts do not govern GAAP reporting).

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The loan was obtained from Macquarie Bank, our senior lender, on April 25, 2006 and is payable on the earlier of (i) December 31, 2006 or (ii) the receipt of proceeds from a public offering of the shares of the Company, therefore, all deferred charges would be amortized in the current fiscal year over a maximum of 8 months. The conservative recognition of the entire charge when incurred still results in the proper expenses being matched to the proper annual period.

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The Company secured the financing from its senior lender in order to close a transaction that resulted in the Company significantly changing its focus including exiting the exploration stage. The loan was obtained as a “financing of last resort” option as the deadline for closing the transaction was within a short period of time. The combination of the Company’s other financing arrangement with Macquarie and; lack of collateral, other than the assets being purchased with the proceeds; resulted in unusually high issue costs. The Company’s management believed this would result in inflated deferred charges, that are not reflective of comparable market arrangements.

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The $832,864 issue costs were paid via the issuance of the Company’s common stock at the fair value on the date of issuance. The stock issuance resulted in an increase in the Company’s equity. Management determined that also reporting the deferred charges as an asset in the Company’s balance sheet would be misleading to investors.

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During the quarter ended June 30, 2006 the Company made significant changes in its focus due to the purchase of the royalty assets. In conjunction with this change in focus the Company implemented substantial changes in its accounting policies and procedures. The Company also filed financial statements and related disclosures that were significantly different than any previously reported financial information. Management determined booking the deferred charges would be potentially misleading to investors.

Based on the above, the Company’s management determined booking the issuance costs as an asset would be misleading to investors and that taking the conservative approach of recognizing the issue costs as incurred, which will result in recognition of the entire amount in the proper annual period, was appropriate.

Notes to the Interim Financial Statements, Page 5

Note 1.Organization and Changes in Significant Accounting Policies

Royalty Interests in Mineral Properties, page 6

6.	We have revised our policy footnote and updated our financial statements accordingly.

7.	We have updated our financial statements and footnotes accordingly.

Revenue Recognition, page 7

8.

The Company entered into a material definitive agreement to purchase the gold royalty assets, as previously disclosed, on November 26, 2005 for a total purchase price of $21,850,000 and due to close on January 15, 2006.

Due to the Company’s inability to obtain the necessary financing, the transaction was not closed on the initially agreed upon date. In the ensuing negotiations the Company agreed to not reduce the purchase price of the assets provided the seller agrees to deposit the royalty income from the purchased assets into escrow, payable to the Company upon closure of the purchase.

During the period between January 15, 2006 and the closing date of April 25, 2006 the seller deposited into escrow the royalties received from the purchased assets.

In accordance with SAB Topic 13, revenues (royalty income) were considered earned on the date of the closing of purchase since the Company substantially accomplished what it had to do to be entitled to the benefits represented by the revenues (royalty income).

Further, management determined the revenue (royalty income) should be recognized since it was realized and earned in the period presented in that it met the four criteria as defined by SAB Topic 13:

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“Pervasive evidence of an arrangement exists” – Evidence of an exchange arrangement existed in the royalty income, directly attributable to the purchased assets, was received, deposited into escrow, and paid to the Company upon closure of the purchase in accordance with terms of the purchase agreement.

•	“Delivery has occurred or services have been rendered” – As noted above, the Company accomplished what it had to do pursuant to the terms of the arrangement.
•	“The seller’s price is fixed or determinable” – The amounts, in this case, were determinable in that they were received, deposited into escrow, and paid to the Company upon closure of the purchase.
•	“Collectibility is reasonably assured” – The amounts were collected in the period ended June 30, 2006.

As noted in the previously disclosed closing of the purchase, on April 25, 2006, the total purchase price of $21,850,000 and significant related financing terms were unchanged from the initial agreement as noted above; therefore, no reduction in the purchase price is applicable.

Note 5. Notes Payable, Page 10

9.	We have added the appropriate description of the mandatory pre-delivery requirements in the footnotes and the discussion of liquidity and capital resources.

Note 7. Warrants, Page 11

10.

The expense was calculated based on the estimated fair value of warrants attached to shares issued in a private placement in accordance with the provisions of Emerging Issue Task Force Issue 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”. The warrants have been classified as permanent equity in accordance with Paragraph 8 and 9 of EITF 00-19 as the private placement agreements require the settlement of the warrants in shares of the Company’s stock. Based on this accounting, the Company has recognized the equity and expense at the estimated fair value of the warrants on the date of issuance. Further, since the warrants are classified as permanent equity subsequent changes in the fair value of the warrants will not be recognized.

Management’s Discussion and Analysis...page 14

Liquidity and Capital Resources page 21

11.	Sources of financing now include a discussion of the gold facility, bridge facility and convertible debentures.

Quantitative and Qualitative Disclosures About Market Risk, page 21

12.

Note, as per your comments, there is no item 305 of regulation S-B (there is in regulation S-K). This disclosure is not required by small business issuers. This increased disclosure is voluntary. The market risk disclosures have been expanded to provide quantitative disclosure of market risk, which includes historical information on the gold price over the past 9.5 years. The price of gold is the most significant market risk factor for the company.

Registration Statement on Form SB-2

13.	The above comments have been incorporated into the revised SB-2 as appropriate.

Engineering Comments

14.

Based on the guidance received from George Schuler, we have expanded our property disclosure section to include additional information for each of our most significant royalty interests. We have added additional information concerning access to the underlying mine, infrastructure, plant and equipment (where applicable), geology and mineralization, as well as disclosed the proven and probable reserves, as tonnage and grade.

15.	We have amended the disclosure in our SB-2 and on our website.

Directors, Executive Officers, Promoters, and Control Persons, Page 19

16.

As stated in our SB-2 filing, two of our independent directors, Mr. Labadie and Mr. Herald, have been or currently are members of management and/or directors of junior mining companies. Effective the first week of October, shortly after the filing of our SB-2, Mr. Labadie’s resignation from Miramar Mining became effective. Mr. Labadie no longer has a management position with Miramar, and currently owns 80,000 shares of the Company. Mr. Labadie was a director of Crown Resources Corporation. Crown Resources was recently purchased by Kinross Gold Corporation. Mr. Labadie does not have a relationship with Kinross Gold Corporation or own any shares of Kinross. Currently Mr. Labadie’s only relationship with a junior mining company is his board seat on Solitario Resources. As discussed below, another of our independent directors, Mr. Herald, is currently the CEO and a Director of Solitario Resources. Mr. Labadie currently owns 23,800 shares of Solitario Resources Corporation, and has options to purchase 130,000 shares.

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As stated in our SB-2, our independent director, Christopher E. Herald, was the CEO and director of Crown Resources as well as the CEO and director of Solitario Resources. Recently, Crown Resources closed the sale of itself to Kinross Gold Corporation. Mr. Herald has no relationship or significant shareholding in Kinross Gold Corporation. Mr Herald remains the CEO and director of Solitario Resouces. Mr Herald currently owns or has options to acquire 687,762 shares of Solitario Resources, or approximately 2.5% of the Company’s common shares.

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Solitario Resources is a mineral exploration company, which owns properties in Mexico, Brazil, Bolivia and Peru. Battle Mountain has royalty interests in mines and mineral resources in Mexico and Bolivia. We do not own any royalties in the properties owned by

Solitario Resources. There is no business relationship between Solitario Resources and Battle Mountain Gold Exploration Corp., and there is not anticipated to be one, since the Company’s are engaged in different businesses (precious metal royalty ownership vs mineral exploration and development).

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The Company has not instituted any formal measures to prevent officers and director conflicts of interest, other than self policing. The Company will review and publicly disclose any situation that involves an agreement with a related party, should the situation arise in the future.

•	There have been no transactions consummated or transactions contemplated, with any of the above entities.
•	We believe that this disclosure now goes beyond the requirements of item 401, Regulation S-B.
•	There is no material risk regarding the potential conflict of interest of the officers and directors, therefore no risk factor disclosure is warranted.

Williams Royalty, Page 27

17.

The David Bell mine is not included in our Williams Royalty agreement. We have added the most recent proven and probable reserve numbers (disclosed as Tonnes and grade) for Williams, El Limon, Don Mario, Joe Mann and Dolores mines.

Closing Comments

In addition, the Registrant hereby acknowledges that:

1.	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3.	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments regarding these matters, please do not hesitate to contact me.

Thank you again for your kind cooperation and assistance.

Very truly yours,

/s/Mark Kucher

Mark Kucher

Chairman and CEO

cc:	Michael J. Morrison, Esq.
Chisholm, Bierwolf & Nilson
Clark Wilson LLP